September 19, 2007

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC

Amendment No. 2 to Registration Statement

on Form S-1 (File No. 333-144256)

Dear Mr. Schoeffler:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on August 14, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 10, 2007 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 2 to the Registration Statement.

Och-Ziff Capital Management Group LLC

September 19, 2007

General

1.	Please consider revising your organizational structure on page 16, and the disclosures throughout the filing, to better distinguish the individuals included in your definition of “existing owners”. Based on the differences among your existing owners and the differences in the accounting for their interests, it appears to us that you should provide separate disclosures related to Mr. Daniel Och, the other partners, and the Ziffs.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 and throughout the prospectus as requested.

2.	We note your response to prior comment 4 that you will supplementally provide the valuation information prior to requesting acceleration. Please be advised that we may have additional comments after reviewing this information.

The Company acknowledges that the Staff will need adequate time to review the supplemental valuation information and that the Staff may have additional comments after review.

Prospectus Cover Page

3.	Please include a separate bullet point risk briefly describing the reduced fiduciary duties and obligations owed to you and the Class A members by the board and officers, and the limitations on the ability of Class A holders to assert claims regarding actions that might otherwise constitute breaches of such duties. In addition, please add a risk factor discussing these risks.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 51 as requested.

Prospectus Summary, page 1

4.	We note your response to prior comment 12. Please briefly explain here the term “carried interest.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 58 and 82 as requested.

5.	We note your response to prior comment 41. Please disclose your estimate under “Tax Receivable Agreement” on page 12.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 73 and 183 as requested.

Och-Ziff Capital Management Group LLC

September 19, 2007

Unaudited Pro Forma Financial Information, page 79

6.	We note your responses to prior comments 52 and 82 and your disclosures under Our Structure. Your disclosures indicate that the “existing owners” will exchange their current interests in the predecessor entities for class A and class C operating units of the Och-Ziff Operating Group and that certain existing owners will also receive class B shares of Och-Ziff Capital Management Group. Although your disclosures address differences in what the Ziffs will receive relative to the other existing owners they do not address any differences in what Mr. Daniel Och will receive relative to the other existing owners. We note there are significant differences in the current interests of the “existing owners”. Please revise your disclosures to specifically address any differences in the units to be received by Mr. Och relative to the other existing owners, including whether the class A operating units Mr. Och will receive are fully vested or vest over five years. If Mr. Och’s units are not fully vested, please clarify how they will be accounted for and please better explain to us how you determined that the exchange should be accounted for as a reorganization of entities under common control.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 67 and 68 to clarify that (i) all existing partners, including Mr. Och, will receive identical Och-Ziff Operating Group A Units and Class B shares of the Company and (ii) all of the Och-Ziff Operating Group A Units received by the partners, including Mr. Och, will vest over five years, except for the Och-Ziff Operating Group A Units that will be purchased from the existing partners by the Och-Ziff Operating Group at the time of the offering, which will be fully vested upon purchase. The Och-Ziff Operating Group will use the net proceeds received by it from the issuance of the Och-Ziff Operating Group B Units to the intermediate holding companies to effect such purchase. In addition, pages 14, 15, 73, 74, 186 and 187 of the disclosure set forth the differences in the forfeiture provisions and transfer restrictions applicable to Mr. Och’s interests and those of the other partners.

The Transactions will be accounted for as follows:

•

Prior to the offering, Mr. Och and the 17 other partners will hold the same proportionate interests in the Company as they hold in each Och-Ziff Operating Group entity subsequent to the issuance of Och-Ziff Operating Group A Units. Mr. Och will continue to control the Company, as the sole managing member, and will continue to control the Och-Ziff Operating Group entities, as the general partner of each such entity. In connection with the Transactions, each of the intermediate holding companies will become the sole general partner of the applicable Och-Ziff Operating Group entity and, therefore, will control the business and affairs of such entity. Accordingly, the foregoing transactions constitute a reorganization of entities under common control accounted for using existing carrying amounts.

Och-Ziff Capital Management Group LLC

September 19, 2007

•

The reclassification of Mr. Och’s existing interests in the Och-Ziff Operating Group to Och-Ziff Operating Group A Units is, in substance, a recapitalization similar to a reverse stock split followed by an issuance of Och-Ziff Operating Group A Units consistent with the Staff’s guidance in paragraph IV.C. of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance.

•

The issuance of the Och-Ziff Operating Group A Units to Mr. Och and the 17 other partners will be accounted for in accordance with SFAS 123(R) and will be expensed over a five-year vesting period, subject to the respective partner’s continued association with us. As the Ziffs’ interest will not be subject to any service or performance conditions, a charge for the full issue-date fair value will be taken at the time of issuance. As discussed above, the Och-Ziff Operating Group A Units that are purchased from the existing owners with the proceeds from the offering will be fully vested upon purchase. Therefore, the expense associated with the purchase of such units will be recognized as a one-time charge at such time.

•

All of the currently outstanding limited liability company interests of the Company are held by our existing partners. Mr. Och’s and the 17 other partners’ interests in the Company will be reclassified into Class B shares. Upon such reclassification, the 17 other partners will grant an irrevocable proxy to the Class B shareholder committee (initially consisting solely of Mr. Och) to vote all of the Class B shares in concert. As a result, Mr. Och and the other partners will be the control group of the Company and the Och-Ziff Operating Group at the time of the initial acquisition by the Och-Ziff Operating Group of Och-Ziff Operating Group A Units from our existing owners. Accordingly, such acquisition will be accounted for as a reorganization of entities under common control using existing carrying amounts.

•

The issuance of Och-Ziff Operating Group A Units to, and the immediate purchase of a portion of such units from, the Ziffs will be accounted for as an integrated transaction in which the Ziffs are, in substance, receiving a share-based payment that is settled partially in cash and partially in Och-Ziff Operating Group A Units. Therefore, the immediate purchase of Och-Ziff Operating Group A Units will not be accounted for using the purchase method of accounting, as this would not match the substance of the transaction.

Och-Ziff Capital Management Group LLC

September 19, 2007

7.	Please provide a more specific and comprehensive discussion regarding how you intend to allocate the class A and class C operating units to the “existing owners” based on their proportionate interest. In this regard, we note that Mr. Daniel Och is the only equity holder in the predecessor entities. Also, please provide a more specific and comprehensive discussion regarding how you will determine which class A operating units will be purchased from the existing partners with the offering proceeds. To the extent that unvested units may be purchased, please clarify if and how your accounting for those units would be impacted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 12, 68, 71 and 100 as requested. All Och-Ziff Operating Group A Units that will be purchased from the existing owners in connection with the offering will be fully vested upon purchase.

8.	We note your response to prior comment 52 and the fact that you are considering the accounting for subsequent exchanges of class A operating units for class A shares. We also note the factors you are considering, including the second factor which appears to indicate that no additional voting rights will be obtained. In this regard, it appears to us that the Ziffs will exchange non-voting interests for voting interests. We urge you to continue to carefully consider your accounting for subsequent exchanges and encourage you to consult with us regarding your conclusions.

As part of the Transactions, the partners will receive Och-Ziff Operating Group A Units and Class B shares. The partners will grant an irrevocable proxy to the Class B shareholder committee (initially consisting solely of Mr. Och) to vote their Class B shares in concert. As a result of this proxy, the partners, including Mr. Och, are considered to be the control group of the Company, which in turn, as general partner through its wholly owned intermediate holding companies, controls the Och-Ziff Operating Group. Because Mr. Och and the other partners are the control group of the Och-Ziff Operating Group and of the Company, subsequent exchanges of Och-Ziff Operating Group A Units for Class A shares in the Company would be accounted for as transactions between entities under common control using existing carrying amounts.

Further, under FASB Technical Bulletin No. 85-5 (“FTB 85-5”) such exchanges also lack substance because the percentage ownership of the exchanging holder in the underlying assets and liabilities of the Och-Ziff Operating Group remains the same – only the form of ownership changes. Accordingly, such exchanges will be recorded at existing carrying amounts and will be considered an effective reclassification from minority interest to Class A shares and additional paid-in-capital. In essence, because an exchanging holder merely gives up its direct interest in the Och-Ziff Operating Group in return for an equivalent direct interest in the Company, such transactions are intrinsically non-substantive and would not require purchase accounting.

Och-Ziff Capital Management Group LLC

September 19, 2007

The Company considered whether the purchase method of accounting would be appropriate for subsequent exchanges by the Ziffs. An exchange by the Ziffs would not have any economic impact to the individual Class A shareholders, as the Ziffs are simply exchanging their direct interest in the Och-Ziff Operating Group for Class A shares in the Company. Substantially all of the activities of the Company are conducted at the Och-Ziff Operating Group level, and the Och-Ziff Operating Group B Units owned indirectly by the Company will be its primary asset. As a result, Class A shareholders individually will not be acquiring any incremental economic value as a result of future exchanges by the Ziffs, as any additional value to the Company is offset by the dilution resulting from the additional Class A shares issued to the Ziffs. We believe this conclusion is consistent with the FASB’s view in response to Question 2 of FTB 85-5, where it concluded that purchase accounting would not be appropriate in an exchange that lacks substance and where no change in ownership of a business has occurred. Additionally, the Company is not acquiring any additional voting control of the Och-Ziff Operating Group, as such control is vested in the intermediate holding companies as the respective general partners of the Och-Ziff Operating Group entities. To the extent that the facts in our analysis change in future periods, we will consider the appropriateness of such accounting for subsequent exchanges, although no such changes are currently contemplated.

9.	It does not appear to us that the notes to your pro forma financial statements adequately quantify and discuss the non-recurring charges that you will record as a result of the transactions included in the pro forma financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 to 102 as requested. The Company respectfully advises the Staff that it will complete the pro forma financial statements and the accompanying notes in a subsequent pre-effective amendment.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 93

10.	We have reviewed your response to prior comment 54. We continue to believe that your disclosures should provide a more specific and comprehensive discussion of your results of operations. Such discussion should provide greater quantification of the specific underlying factors that impact your results. Please revise and ensure that you address the following items:

•

Include specific information regarding the performance of all of your funds. While we note that your OZ Master Fund is your most significant fund, the remaining funds appear to be material impact to your results.

•

Include more specific information regarding increases in various line items relative to increase assets under management. In this regard, we note that attribute most increases to increases in assets under management however you do not discuss if the percentage increases are proportional and, to the extent that they are not, you do not discuss what other factors impacted the line item.

Och-Ziff Capital Management Group LLC

September 19, 2007

•

Include more specific information regarding how increases in management fees are tied to increases in assets under management. In this regard, please discuss how the overall increases in assets were impacted by the addition of capital from new or existing investors and how the increases were impacted by the overall return of the funds.

•	Include more specific information regarding the factors that impacted increases in other income, including changes in gross realized and unrealized gains and losses.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus under the caption Management’s Discussion and Analysis of Financial Condition and Results of Operations as requested.

Historical Liquidity and Capital Resources, page 116

11.	Please revise to more fully explain why you previously deferred collection of certain incentive income receivables from the offshore funds, why you no longer expect to defer the receipt of incentive income from those funds, how you will determine the distribution of previously deferred amounts to your existing partners and how you will account for those distributions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 134 and 135 as requested.

Critical Accounting Policies and Estimates, page 119

Valuation of Investments, page 121

12.	We reviewed your response to prior comment 60. It appears to us that your investments that are fair-valued using other than observable market data are material and are increasing in materiality. Therefore, please provide the sensitivity analysis that we previously requested.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 140 as requested.

Och-Ziff Capital Management Group LLC

September 19, 2007

Lock-Up of our Class A Shares, page 192

13.	Please disclose in this section your response to prior comment 78.

In response to the Staff’s comment, the Company has revised the disclosure on page 212 as requested.

Financial Statements

Note 1. Business and Basis of Presentation, page F-7

14.	We have reviewed your response to prior comment 82. Please reconcile the entities disclosed here and in your response with the entities identified in your organizational chart on page 16.

In response to the Staff’s comment, the Company has revised footnote 1 to the organizational chart on pages 18 and 79 to reconcile the entities identified with those disclosed on page F-7.

15.	We have reviewed your response to prior comment 84. We note that you consolidated three entities in which you held a 50% ownership interest. It appears to us that your response is inconsistent with your disclosure on page F-8 which states that you consolidated entities in which you had an investment of greater than 50%. Please revise as appropriate.

The Company respectfully informs the Staff that its consolidation of the three variable interest entities in which the Company holds a 50% ownership interest is required under FIN 46R because it is the primary beneficiary, as such term is defined in FIN 46R, of such entities. The basis of presentation disclosure on page F-8 indicates that the Company not only consolidates entities in which it has an investment greater than 50% but also consolidates variable interest entities in which it is determined to be the primary beneficiary. Accordingly, the Company respectfully informs the Staff that it does not propose any changes to the current disclosure.

16.	We have reviewed your response to prior comment 85 and note your statement that all non-controlling interests are redeemable at the request of the investor. This appears inconsistent with your disclosure on page F-8 which states that “in general” non-controlling interests are redeemable and “certain” non-controlling interests are only redeemable at liquidation. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 as requested.

Och-Ziff Capital Management Group LLC

September 19, 2007

17.	We have reviewed your response to prior comment 86. Please better explain to us your statement that “the Company believes that the consolidation of the master funds provides a more meaningful presentation of the financial statements”.

Through its consolidated feeder funds, the Company (as defined on page F-7 for purposes of this response) holds 100% of the ownership of the master funds. In addition, through the consolidated feeder funds, the Company, in its capacity as the investment manager, holds all of the voting and decision making rights for such master funds. As such, the Company concluded it was appropriate to consolidate such master funds.

The Company believes that wholly owned master fund consolidation provides a more meaningful financial statement presentation because, rather than presenting a single line presentation for the investment in master funds on the combined balance sheet, a single line presentation for earnings on such investments and disclosing all the information currently reflected in the combined balance sheet and income statement in a separate note or in separate financial statements, the Company has completely and transparently presented the master funds’ balance sheet and income statement information on the combined financial statements.

Additionally, the Company believes its conclusion to consolidate wholly owned master funds is in accordance with GAAP, as the Investment Company Guide permits an investment company to consolidate another investment company.

Och-Ziff Funds Income and Expenses, page F-9

18.	We note your response to prior comment 90. Please revise to disclose that the impact of non-accrual investments is not significant.

In response to the Staff’s comment, the Company has revised the disclosure on page F-10 as requested.

Derivatives, page F-12

19.	We have reviewed your response to prior comment 93. In order for a reader to fully understand the significance of your investments and the related risks, we continue to believe that you should disclose the fair value of derivatives you determined using quoted market prices and using pricing models. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 as requested.

Future Adoption of New Accounting Pronouncements, page F-14

20.	We note your response to prior comment 95. In order for a reader to better understand the potential impact that the pending adoptions of SOP 07-1, SFAS 157 and SFAS 159 may have on your financial statements, we continue to believe that you should present a more comprehensive discussion of your evaluation process, including when you expect each evaluation to be completed, and address how each pronouncement may affect your financial statements. Please revise.

Och-Ziff Capital Management Group LLC

September 19, 2007

The Company respectfully informs the Staff that, as previously indicated in the response to prior comment 95, the Company is in the preliminary stages of evaluating the possible impacts that the adoption of SOP 07-1, SFAS 157 and SFAS 159 may have on its financial statements and is not yet in a position to conclude on the impacts, if any, of adopting each pronouncement. The Company expects to have a better assessment of such impacts by the end of 2007. The Company has revised the disclosure on pages 142, F-14, F-15, F-42 and F-43 to include the potential impacts each pronouncement may have on its financial statements.

Member Payments, page F-28

21.	We have reviewed your response to prior comment 99. Please revise to disclose why you have not recognized a liability related to this arrangement.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-28 and F-49 as requested.

Note 14. Operating Segment Analysis, page F-31

22.	We have reviewed your response to prior comment 101 including the copies of the CODM reports that you supplementally submitted. Please confirm to us that these are the only reports that the CODM reviews to assess performance and to allocate resources.

The Company confirms that the CODM reports submitted to the Staff supplementally are the only reports that the CODM reviews to assess performance and to allocate resources.

Note 15. Subsequent Events, page F-35

23.	We have reviewed your response to prior comment 104. Please revise your current disclosures to explain why you will record a one-time charge. In addition, please provide us with a more detailed explanation regarding how you will measure the charge. Please tell us what consideration you will give to the value of any additional rights the Ziffs’ are entitled to as a result of the new agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page F-36 as requested. The Company will record a one-time charge associated with the issuance of Och-Ziff Operating Group A Units to the Ziffs equal to the issue-date fair value, as the issuance is not subject to any service or performance conditions that must be met by the Ziffs.

Och-Ziff Capital Management Group LLC

September 19, 2007

For accounting purposes, the issue-date fair value will be determined based on the offering price of the Company’s Class A shares, while giving consideration to (i) the liquidity of, (ii) transfer restrictions on and (iii) lack of voting rights with respect to, the Ziffs’ Och-Ziff Operating Group A Units.

Unaudited Interim Combined Balance Sheets, page F-37

24.	Please revise your notes to the financial statements to better explain the nature of and your accounting for the deferred income receivable.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-41 and F-42 as requested.

Note 4. Investments, page F-47

25.	We note your response to prior comment F-47. Please provide us with a comprehensive discussion regarding what consideration you gave to Rule 4-08 in determining whether you should provide summarized financial results of your equity method investments.

The Company considered the requirements of Rules 4-08(g) and 1-02(x) of Regulation S-X to test, individually and in the aggregate, its equity method investments for significance when compared to the most recently completed fiscal year. As of June 30, 2007, equity method investments, including advances to such investees, were less than 10% of the Company’s total assets as of December 31, 2006. For the six months ended June 30, 2007, equity in the income of such investments was less than 10% of the Company’s combined net income for the year ended December 31, 2006. Accordingly, the Company does not believe interim disclosures under Rule 4-08(g) are required at this time.

The Company will continue to monitor the significance of its equity method investments in future periods. Prior to January 1, 2007, the Company consolidated all of the entities in which it held equity investments; therefore, such investments were eliminated in consolidation and no tests were required to be performed. Prior to December 31, 2007, the Company intends to distribute substantially all of these investments to its existing partners. Accordingly, the Company does not believe that such equity method investments will be significant to the Company in future periods.

* * * * * *

Och-Ziff Capital Management Group LLC

September 19, 2007

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Securities and Exchange Commission

Pamela Long

Andrew Schoeffler

Patricia Armelin

Anne McConnell

Och-Ziff Capital Management Group LLC

Joel M. Frank

Jeffrey C. Blockinger

Sullivan & Cromwell LLP

Jay Clayton

Glen T. Schleyer